                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                               GENSYM CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    37245R107
                                 (CUSIP Number)

                                 Johan Magnusson
                              Rocket Software, Inc.
                               2 Apple Hill Drive
                                Natick, MA 01760
                                  508-652-2102
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                DECEMBER 4, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)(7) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37245R107.

--------------------------------------------------------------------------------
1. Names of Reporting Persons                             Rocket Software, Inc.
   I.R.S. Identification Nos.
   of Above Persons                      (I.R.S. Identification No. 04-3090800)
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group
   (See Instructions)                                                  (a)  [_]
                                                                       (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        WC
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant        [_]
     to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                           Massachusetts
--------------------------------------------------------------------------------
  Number of       (7) Sole Voting Power                                 None
    Shares       _______________________________________________________________
 Beneficially     (8) Shared Voting Power         200,000 shares - See Item 5(b)
  Owned by       _______________________________________________________________
    Each          (9) Sole Dispositive Power                                None
  Reporting      _______________________________________________________________
 Person With     (10) Shared Dispositive Power    200,000 shares - See Item 5(b)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned           200,000 shares - See Item 5(b)
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     3.09%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               CO
--------------------------------------------------------------------------------

CUSIP No. 37245R107.

--------------------------------------------------------------------------------
1.  Names of Reporting Persons                                    Andrew Youniss
     I.R.S. Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group
   (See Instructions)                                                   (a)  [x]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                    AF, PF
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant        [_]
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                           United States
--------------------------------------------------------------------------------
  Number of       (7) Sole Voting Power             1,500 shares - See Item 5(b)
   Shares        _______________________________________________________________
 Beneficially     (8) Shared Voting Power         200,000 shares - See Item 5(b)
  Owned by       _______________________________________________________________
    Each          (9) Sole Dispositive Power        1,500 shares - See Item 5(b)
  Reporting      _______________________________________________________________
 Person With     (10) Shared Dispositive Power    200,000 shares - See Item 5(b)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned           201,500 shares - See Item 5(b)
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                    3.12 %
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               IN
--------------------------------------------------------------------------------

CUSIP No. 37245R107.

--------------------------------------------------------------------------------
1.  Names of Reporting Persons                                   Johan Magnusson
     I.R.S. Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group
(See Instructions)                                                      (a)  [x]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                    AF, PF
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant        [_]
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                                  Sweden
--------------------------------------------------------------------------------
  Number of       (7) Sole Voting Power           335,600 shares - See Item 5(b)
   Shares        _______________________________________________________________
 Beneficially     (8) Shared Voting Power         200,000 shares - See Item 5(b)
  Owned by       _______________________________________________________________
    Each          (9) Sole Dispositive Power      335,600 shares - See Item 5(b)
  Reporting      _______________________________________________________________
 Person With     (10) Shared Dispositive Power    200,000 shares - See Item 5(b)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned           535,600 shares - See Item 5(b)
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                    8.28%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

CUSIP No. 37245R107

--------------------------------------------------------------------------------
1. Names of Reporting Persons                                     Matthew Kelley
   I.R.S. Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group
   (See Instructions)                                                   (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)                                         AF
--------------------------------------------------------------------------------
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant         [_]
   to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization                            United States
--------------------------------------------------------------------------------
  Number of       (7) Sole Voting Power                                     None
   Shares        _______________________________________________________________
Beneficially      (8) Shared Voting Power         200,000 shares - See Item 5(b)
  Owned by       _______________________________________________________________
   Each           (9) Sole Dispositive  Power                               None
 Reporting       _______________________________________________________________
Person With      (10) Shared Dispositive Power    200,000 shares - See Item 5(b)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned           200,000 shares - See Item 5(b)
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     3.09%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               IN
--------------------------------------------------------------------------------

     The Statement on Schedule 13D, dated July 27, 2001, by Rocket Software, Inc. ("Rocket"), Johan Magnusson, Andrew Youniss, and Matthew Kelley, as amended and supplemented by amendment no. 1 dated August 7, 2001, amendment no. 2 dated August 16, 2001, amendment no. 3 dated September 18, 2001, amendment no. 4 dated October 16, 2001 and amendment no. 5 dated November 16, 2001 (as so amended, the "Amended Original Statement"), is hereby further amended and supplemented as follows:

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the Amended Original Statement is hereby supplemented as follows:

     On December 4, 2001, Rocket delivered to Gensym a non-binding letter setting forth Rocket's proposal of a transaction pursuant to which Rocket would acquire the shares of the Gensym in a merger transaction, a copy of which is attached hereto as EXHIBIT L and is incorporated herein by reference. Such letter supplemented and superseded Rocket's letter, dated September 14, 2001, to Gensym.

     Any of Rocket and the other reporting persons may at any time, and from time to time, (a) acquire additional securities of Gensym, or dispose of such securities the disposition of securities of Gensym, or (b) propose an extraordinary corporate transaction similar to the proposed transactions, such as a merger, reorganization or liquidation, involving Gensym or any of its subsidiaries, or a sale or transfer of a material amount of assets of Gensym or any of its subsidiaries. One likely result of the foregoing would be to cause the securities of Gensym to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or otherwise publicly traded, and to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended (the " Exchange Act"). Further, in connection with the foregoing, any of Rocket and the other reporting persons may propose interim financing arrangements which have the effect of changing Gensym's charter, bylaws or instruments corresponding thereto, or may propose other actions which may impede the acquisition of control of Gensym by any person. In connection with any of the foregoing or otherwise, Rocket and the other reporting persons may propose changes to Gensym's structure, including, but not limited to, changes in the present board of directors or management of Gensym or other actions similar to those listed above or those enumerated in Item 4 of Schedule 13D promulgated under the Exchange Act.

     Except as provided for herein (including the attached Exhibit), Rocket does not have any present plan or proposal to effect any further substantial changes to the business, organization, form or control of Gensym. Each of Rocket and the other reporting persons reserves the right to dispose of all or some of the shares of Common Stock beneficially owned or held by it or him or may acquire additional shares depending upon price and market conditions and the valuation of alternative investments.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Amended Original Statement is hereby supplemented as follows:
The response to Item 4 above in this amendment no. 6 is hereby incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following document is filed as exhibits to this statement:

     EXHIBIT L        Letter dated December 4, 2001, from Rocket to Gen.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                                     ROCKET SOFTWARE, INC.


         December 7, 2001                            By: /s/ Andrew Youniss
         ---------------------------                 ---------------------------
         (Date)                                      Andrew Youniss, President


         December 7, 2001                            /s/ Andrew Youniss
         ---------------------------                 ---------------------------
         (Date)                                      Andrew Youniss


         December 7, 2001                            /s/ Johan Magnusson
         ---------------------------                 ---------------------------
         (Date)                                      Johan Magnusson


         December 7, 2001                            /s/ Matthew Kelly
         ---------------------------                 ---------------------------
         (Date)                                      Matthew Kelley

                                                                       EXHIBIT L




                                            December 4, 2001



                                                                     BY TELECOPY

Gensym Corporation
52 Second Avenue
Burlington, MA, 01581
Attention:  Lowell B. Hawkinson, Chairman of the Board,
            Chief Executive Officer and President

        Re: PROPOSED BUSINESS COMBINATION WITH ROCKET SOFTWARE, INC.
            --------------------------------------------------------

Gentlemen:

     Rocket Software, Inc. proposes (consistent with our prior letters to Gensym on this subject dated September 14, 2001 and July 23, 2001, respectively) to negotiate a business combination with Gensym, as result of which Rocket (or its designee) will own all of the outstanding capital stock of Gensym. We intend that the acquisition be governed by a mutually acceptable merger agreement and other definitive agreements to be negotiated between Rocket (or its designee) and Gensym. The merger agreement will provide, among other things:

o Gensym will call a special meeting of its shareholders, at which Gensym will recommend to its shareholders that they approve a merger between Gensym and a subsidiary of Rocket. In the merger, shareholders (other than Rocket) will be paid $.80 per share in cash (based upon the fully diluted ownership of Gensym as reflected in its most recent annual report on form 10-K). The source of the funds for this will be Rocket's working capital. There will be no financing contingency. As a result of the merger, Gensym will become a subsidiary of Rocket.

o The merger agreement will contain customary terms and conditions, including among other things, representations, warranties, conditions and covenants applicable to Gensym regarding the business, operations, assets and liabilities (direct and contingent) and condition (financial and other) of Gensym and its subsidiaries, and terms and provisions relating to such other matters as Rocket may request; and the closing under the merger agreement will be subject to necessary third party and governmental consents and filings.

o        The closing must occur before a date to be negotiated.

Gensym Corporation
December 4, 2001
Page 2

o At closing, Gensym must have cash and cash equivalents in an amount to be negotiated and satisfy a working capital test to be negotiated; must have incurred no indebtedness for borrowed money; and must not have experienced, in Rocket's judgment, any adverse change in its business, operations, assets and liabilities (direct and contingent), condition (financial and other) or prospects of Gensym and its subsidiaries;

o Prior to closing, Rocket (or its designee) and Gensym must have entered employment, non-competition and non-disclosure agreements with the management, marketing and technical employees of Gensym satisfactory to Rocket. Gensym will authorize Rocket to negotiate and enter such agreements.

     We believe that it remains in the best interests of Gensym and its stockholders to conduct a fair auction to obtain the highest value for stockholders via an orderly sale. We believe that our proposal set forth in this letter represents a significant increase in the consideration being proposed by Rocket, as compared to the consideration proposed in Rocket's letter, dated September 14, 2001. We believe that the consideration proposed in this letter represents a significant premium over the most recently reported per share price ($.45) at which Gensym common stock has traded. Given the absence of liquidity in the market for stockholders desiring to sell shares of Gensym common stock as a result, in part, of the delisting of Gensym by NASDAQ, the existing business and financial uncertainties in our industry, and the premium proposed to be paid by Rocket, we believe that the stockholders of Gensym will overwhelmingly support this proposed merger transaction.

     This letter sets forth Rocket's proposal regarding a possible merger transaction, and does not create or give rise to any binding obligation on the part of any party. This letter does not describe all matters upon which agreement must be reached in order for the loan or merger transaction contemplated hereby to be consummated. The transactions are subject to the satisfactory completion of customary due diligence, to the successful negotiation and execution of definitive merger documents, and to conditions customary in transactions of these types. We will coordinate all our due diligence activities with you and conduct such inquiries with appropriate discretion and sensitivity to your business relationships. We are prepared to conduct this due diligence promptly.

     As you can appreciate, moving promptly on this offer will benefit both Rocket and Gensym. We hope the negotiation of a satisfactory arrangement can be accomplished in a relatively short period of time. We reserve the right to discontinue negotiations and withdraw the above proposal at any time, and in any event if not acted on by you by December 21, 2001. This letter supersedes our letter, dated September 14, 2001, to Gensym.

Gensym Corporation
December 4, 2001
Page 3

     Rocket reserves the right at any time to change or rescind the plans or proposals described above or take any other action deemed necessary or appropriate. Please feel free to contact me if you have any questions regarding this letter.

                                                     Very truly yours,

                                                     /s/ Johan Magnusson

                                                     Johan Magnusson,
                                                     Chief Operating Officer

cc:      John Stone, Esq.
         Timothy M. Lindamood, Esq.
         Peter M. Moldave, Esq.